UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

1. **Name of issuer:** Reforged Gaming Lounge LLC
2. **Form:** Limited Liability Company
3. **Jurisdiction of Incorporation/Organization:** South Carolina
4. **Date of organization:** February 8, 2017
5. **Physical address of issuer:** 8484 Dorchester Road, Suite 201, North Charleston, SC 29420
6. **Website of issuer:** https://www.reforgedgaminglounge.com
7. **Is there a co-issuer:** No
8. **Name of co-issuer:** N/A
9. **Form:** N/A
10. **Jurisdiction of Incorporation/Organization:** N/A
11. **Date of organization:** N/A
12. **Physical address:** N/A
13. **Website:** N/A
14. **Name of intermediary facilitating the offering:** Vicinity, LLC
15. **CIK number of intermediary:** 0001798542
16. **SEC file number of intermediary:** 7-223
17. **CRD number, if applicable, of intermediary:** 307772
18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering,**

including the amount of referral and any other fees associated with the offering: Commission equalling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**
2% of the total amount raised in the form of the securities offered in this offering.
1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors.

20. **Type of security offered:** Convertible Promissory Notes
21. **Target number of securities to be offered:** 50,000 (each security represents $1.00 of Note principal; $50,000 aggregate principal amount at the Target Offering Amount)
22. **Price (or method for determining price):** $1.00 per $1.00 of Note principal amount
23. **Target offering amount:** $50,000

24. **Oversubscriptions accepted:** ☒ Yes ☐ No
25. **If yes, disclose how oversubscriptions will be allocated:** ☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other - provide a description:

26. **Maximum offering amount:** $1,000,000
27. **Deadline to reach the target offering amount:** November 23, 2026
28. **Current number of employees with issuer and co-issuer:** 4

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$309,377	$388,379
Cash & Cash Equivalents:	$17,163	$12,482
Accounts Receivable:	$0	$0
Short-term Debt:	$133,246	$13,841
Long-term Debt:	$286,350	$269,069
Revenues/Sales:	$156,825	$9,238
Cost of Goods Sold:	$69,103	$11,690
Taxes Paid:	$0	$0
Net Income:	($193,006)	($136,794)

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$2,500	$150	$2,350
Aggregate Minimum Offering Amount	$50,000.00	$3,000.00	$47,000.00
Aggregate Maximum Offering Amount	$1,000,000.00	$60,000.00	$940,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

October 23, 2026
Form C
Up to $1,000,000

Reforged Gaming Lounge LLC ("Reforged Gaming Lounge," "RGL," the "Company," "we," "us," or "our"), a South Carolina limited liability company, is offering up to $1,000,000 (the "Maximum Offering Amount") of Convertible Promissory Notes (the "Notes" or the "Securities") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding. The Target Offering Amount is $50,000, and the minimum investment amount per investor is $2,500.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity LLC, available at https://marketplace.vicinityventures.co/offers/mtcz--reforged-gaming-lounge.

A prospective Investor from any participating jurisdiction must purchase the Securities through the Intermediary. Investments may be accepted or rejected by The Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell the Securities at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

The Company has certified that all of the following statements are true in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States;
2. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
3. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;
4. The Company is not ineligible to offer or sell securities in reliance on Regulation Crowdfunding as a result of disqualification as specified in § 227.503(a);
5. To the extent required, The Company has filed with the Securities and Exchange Commission ("SEC") and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;
6. The Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and
7. The Company (i) has no predecessor company, (ii) has not previously sold securities pursuant to Regulation Crowdfunding that remain outstanding, and (iii) is in compliance with all other eligibility requirements of Regulation Crowdfunding.

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Reforged Gaming Lounge LLC

By: ______________________________

Name: Christopher Michael Dugan

Title: Chief Executive Officer

Date: ______________________________

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH

INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE

COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to

historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely,” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company’s control), and assumptions. Although The Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein.

The Company must continue to comply with the ongoing reporting requirements until:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	$50,000 aggregate principal amount of Notes
Maximum amount of securities being offered	$1,000,000 aggregate principal amount of Notes
Purchase price per Security	$1.00 per $1.00 of Note principal amount
Minimum investment amount per investor	$2,500
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for working capital and growth. Further details found within in Use of Proceeds section.
Voting Rights	The Notes carry no voting rights. Units issued on conversion will carry only the voting rights, if any, provided for that class or series under the Company's operating agreement.

As part of this Regulation Crowdfunding Offering, Reforged Gaming Lounge LLC (the "Company") intends to raise up to $1,000,000 (the "Maximum Offering Amount") through the issuance of Convertible Promissory Notes (the "Securities" or "Notes"). The Target Offering Amount is $50,000 (the "Target Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions below the Maximum Offering Amount.

The Securities are being offered in minimum investment increments of $2,500. Each Note accrues simple interest at a rate of 8% per annum, calculated on a 365-day year, beginning on the date The Company conducts a closing on an investor's investment commitment (the "Closing Date"). The Notes do not provide for periodic cash payments of interest; accrued interest is added to principal for purposes of conversion. Each Note will mature on December 1, 2029 (the "Maturity Date"), unless earlier converted or repaid in accordance with its terms.

The Company may conduct multiple closings on a rolling basis as long as the offering has passed the Target Investment Amount and investors are notified at 5 business days in advance of an early closing.

The outstanding principal and accrued interest on each Note will automatically convert into membership units of the Company ("Conversion Units") upon the first to occur of:

(i) the closing of the Company's Next Equity Financing, meaning a sale of the Company's equity securities that raises at least $500,000 (not counting the Notes, other convertible notes, or SAFEs), in which case the Notes convert into the equity securities issued in that financing at the lesser of a 20% discount to the lowest per unit price paid in that financing or the price implied by a $5,000,000 valuation cap; or

(ii) the Maturity Date, in which case the Notes convert into Common Units at the price implied by the $5,000,000 valuation cap. The Notes are not repayable in cash at maturity.

(iii) If the Company is sold before either event, each Note will be either repaid in cash (principal plus accrued interest) or converted into Common Units at the valuation cap, whichever the Company's managers or members determine in good faith yields the greater value to the investor. These terms are described further under "Terms" below.

Proceeds from the Offering will be used primarily for working capital and growth. A detailed breakdown of the planned use of funds can be found in the "Use of Proceeds" section of this Offering Statement.

Bonus Units

The Notes provide two categories of bonus to eligible investors: a Membership Bonus and an Investment Size Bonus, each described below. Eligibility for each bonus is determined as of the investor's Closing Date, and the percentages for which the investor qualifies are added together to produce the investor's "Aggregate Bonus Percentage," which is fixed as of the Closing Date and recorded on the investor's signature page. The bonus is delivered as additional Conversion Units ("Bonus Units") issued when the Note converts: the Aggregate Bonus Percentage increases the combined principal and accrued interest being converted, and applies to any conversion event. Bonus Units do not represent additional capital contributions.

VentureSouth Members: Investors who are active members of VentureSouth as of their Closing Date qualify for a 10% Membership Bonus. *Example: if a Note would otherwise convert into 1,000 Conversion Units, the investor would receive 1,100 Conversion Units.*

Vicinity Venture Club Members: Investors who are active members of the Vicinity Venture Club as of their Closing Date qualify for a 5% Membership Bonus. *Example: if a Note would otherwise convert into 1,000 Conversion Units, the investor would receive 1,050 Conversion Units.*

An investor who is an active member of both VentureSouth and the Vicinity Venture Club receives only the higher Membership Bonus (10%), not both.

Investment Size Bonus: An investor whose Note principal amount is at least $25,000 but less than $50,000 qualifies for a 5% Investment Size Bonus, and an investor whose principal amount is $50,000 or more qualifies for a 10% Investment Size Bonus. Only the single highest tier reached applies.

Stacking: The Membership Bonus and the Investment Size Bonus are different categories and are added together, so the maximum Aggregate Bonus Percentage is 20% (a 10% Membership Bonus plus a 10% Investment Size Bonus). *Example: a VentureSouth member who invests $50,000 has an Aggregate Bonus Percentage of 20%, so a Note that would otherwise convert into 1,000 Conversion Units would convert into 1,200 Conversion Units.*

The Company and Vicinity may rely on Vicinity's membership and account records and on the investor's representations in the subscription materials to determine bonus eligibility.

Terms; No Additional Consideration.

Bonus Units are issued in the same class or series, and on the same terms, as the other Conversion Units issued on conversion of the Note. Bonus Units are provided for no additional consideration and are effectively a discount to the conversion price. The cost of the bonus is borne solely by the Company through the issuance of additional Conversion Units, which dilutes the Company's other equity holders; Vicinity receives no compensation tied to the bonus. Bonus Units apply only on conversion: if a Note is repaid in cash in connection with a Sale of the Company, no Bonus Units are issued. Fractional units are not issued; Bonus Units are rounded up to the nearest whole unit.

Terms.

The following summarizes the material terms of the Notes and is qualified in its entirety by the Convertible Promissory Note attached as an exhibit to this Form C. Capitalized terms not defined in this Form C have the meanings given in the Note.

Interest: Simple interest of 8% per annum on the principal amount, calculated on a 365-day year from the investor's Closing Date. No interest accrues while funds are held in escrow. Any payments are applied first to accrued interest and then to principal.

Maturity Date: December 1, 2029, for all Notes. Any Note that has not converted or been repaid by then automatically converts into Common Units at the Valuation Cap price, without any election by the investor or the Company. Investors cannot demand cash repayment at maturity.

Valuation Cap and Discount: The Valuation Cap is $5,000,000 and the Discount is 20%.

Next Equity Financing conversion: On the closing of the Company's next sale of Equity Securities for capital-raising purposes with aggregate gross proceeds of at least $500,000 (excluding converted Note principal), each Note converts automatically into the Equity Securities issued in that financing at the lesser of (i) 80% of the lowest per unit price paid in the financing or (ii) the Valuation Cap divided by the Company's Fully Diluted Capitalization immediately before the financing. Fully Diluted Capitalization for this purpose includes units reserved under any equity incentive plan as expanded in connection with the financing. The Company will notify investors of the financing terms at least five days before closing, and investors must sign the agreements entered into by the financing's investors as a condition of receiving their units.

Sale of the Company: If the Company is sold before conversion or repayment, each Note will be treated in whichever of the following ways yields the greater value to the investor: (i) repayment in cash of principal and accrued interest, with no Bonus Units; or (ii) conversion into Common Units at the Valuation Cap price immediately before the sale, including Bonus Units. The Company's managers or members make this determination in good faith, and it is binding absent manifest error.

Prepayment: The Company may not prepay a Note without the written consent of that Note's holder, except in connection with a Sale of the Company.

Ranking: The Notes are general unsecured obligations of the Company and rank equally with one another. They are subordinated in right of payment to all current and future indebtedness for borrowed money owed to banks, commercial finance lenders, and other institutional lenders ("Senior Debt"), and the Company may not make cash payments on the Notes while a default notice from a Senior Debt holder is in effect. If the Notes must be repaid in cash and funds are insufficient, the Notes are repaid pro rata.

Events of Default: A payment default not cured within five days, a voluntary bankruptcy or insolvency filing, or an involuntary petition not dismissed within 60 days. On a payment default, the Requisite Noteholders may accelerate the Notes; the bankruptcy events accelerate the Notes automatically.

Amendments: Any term may be amended or waived with the consent of the Company and the holders of a majority-in-interest of the aggregate outstanding principal of the Notes (the "Requisite Noteholders"), binding all holders, except that no amendment may change an individual investor's principal amount, interest rate, Valuation Cap, Discount, Maturity Date, or Aggregate Bonus Percentage without that investor's consent.

Special purpose vehicle: The Company may, in its sole discretion, issue Conversion Units to a special purpose vehicle, in which case each investor would receive an economically equivalent interest in that vehicle instead of directly held units.

Governing law: South Carolina. Each party waives the right to a jury trial for claims relating to the Note.

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term “Member of the family of the purchaser or the equivalent” includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

THE INTERESTS HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY A PURCHASER WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY’S CHIEF EXECUTIVE OFFICER, COMPLIANCE WITH THE TERMS OF THIS AGREEMENT AND COMPLIANCE WITH ALL APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, THE RULES AND REGULATIONS PROMULGATED UNDER EACH OF SUCH ACTS AND ANY APPLICABLE STATE “BLUE SKY” OR SECURITIES LAWS.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors’ investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment. Upon conversion of the Notes, investors will hold a minority interest in the Company's membership units and will have only the rights provided for that class or series under the Company's operating agreement.

Corporate Actions of the Issuer

Because the Notes are governed by their own terms under the Convertible Promissory Note rather than by any general right to participate in Company decisions, the Company can take most corporate actions without the consent of the Noteholders. The Note restricts amendments only for a narrow set of terms specific to an individual Noteholder's investment (principal amount, interest rate, Valuation Cap, Discount, Maturity Date, and the Noteholder's Aggregate Bonus Percentage), and all other terms may be amended or waived with the consent of the Company and the Requisite Noteholders (holders of a majority-in-interest of the aggregate outstanding principal amount of the Notes), binding every Noteholder. Everything else, including the Company's governance, capital structure, financing, and business decisions, remains within the discretion of the Company's managers and members, in which Noteholders hold no seat, vote, or veto. Noteholders will

have no ability to influence the policies or any other corporate matter of the Company, and may have voting or other rights after conversion only to the extent provided by the class of units they receive, which cannot be guaranteed.

Without the approval of the Noteholders, the Company may, among other things: (i) issue additional units of any existing or new class or series, including Preferred Units or other securities with rights, preferences, or privileges senior to the Common Units issuable on conversion; (ii) issue additional convertible notes, SAFEs, options, warrants, or other rights to acquire equity, including on terms more favorable than the Notes; (iii) incur additional indebtedness, including senior or secured debt to which the Notes are subordinated, and grant liens on Company assets; (iv) amend its operating agreement, including to increase authorized units or create new classes; (v) adopt or expand an equity incentive plan and set manager, officer, and member compensation; (vi) repurchase or redeem securities from other holders; (vii) enter into transactions with related parties, including decisions regarding repayment of the member loans described in this Form C; (viii) acquire or dispose of assets, enter into a merger, reorganization, or sale of the Company, or dissolve; and (ix) determine whether, when, and on what terms to complete a future equity financing. Several of these actions directly affect Noteholders. The timing and terms of the Next Equity Financing determine the conversion price and the class of units Noteholders receive, and any expansion of an equity incentive plan in connection with that financing is counted in the capitalization used to calculate the conversion price. Additional issuances and senior debt may dilute or subordinate Noteholders. In a Sale of the Company, the managers or members decide in good faith whether Noteholders receive cash or Conversion Units, and that decision is binding absent manifest error. The Company may also, in its sole discretion, require that Conversion Units be held through a special purpose vehicle rather than directly.

This risk is heightened by the Company's ownership and governance structure. Christopher Dugan and David Barker hold all of the Company's Membership Interests (95% and 5%, respectively), and because the Company is member-managed they also manage its business; Mr. Dugan alone holds a majority of the Voting Interest. Under the Company's Operating Agreement, most actions require approval of Members holding a majority of the Voting Interest, any action may be taken by written consent without a meeting, and the admission of new Members or any change in Ownership Interests, a merger, a sale of all or substantially all assets, a material change in the nature of the business, and amendments to the Operating Agreement require the unanimous written consent of the Members, all of which the two founders control. A sale of all or substantially all of the Company's assets, or a merger in which the Company does not survive, also causes the Company to dissolve under the Operating Agreement. The Operating Agreement permits the Company to indemnify its Members, officers, employees, and agents to the maximum extent permitted under South Carolina law and to advance their legal expenses. In addition, the Operating Agreement currently expresses ownership as percentage interests and does not designate Units or classes of Units, so the Members will need to amend it to create the Common Units into which the Notes convert and to admit Noteholders (or a special purpose vehicle) as Members. As a result, the decisions described above may be made by the same individuals without an independent board or minority member check, and Noteholders will have no

ability to weigh in on, or object to, any of them before or after their Notes convert. Even after conversion, Noteholders are expected to hold a small minority stake. Investors should not invest unless they are comfortable entrusting these decisions to the Company's management and controlling Members.

Certain tax considerations

The Company intends to treat the Notes as debt instruments for U.S. federal income tax purposes, but this is a good-faith determination only, is not binding on the IRS or any other taxing authority, and is not intended to be, and should not be construed as, legal or tax advice to any particular Investor. The U.S. federal, state, local, and non-U.S. tax treatment of an investment in the Notes, including the accrual of interest, the receipt of any Bonus Shares, and the conversion of the Notes into Conversion Shares, depends on each Investor's particular circumstances and involves a number of unsettled and fact-specific questions.

This discussion is not a substitute for individualized tax advice. All prospective Investors are strongly urged to consult their own tax advisors, before investing, regarding the specific U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and converting or otherwise disposing of the Notes based on their own particular circumstances

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Christopher Michael Dugan	95%

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications. The Company is

member-managed: under its Operating Agreement, its business and affairs are managed by its Members, and it has no board of directors or separate managers.

Name: Christopher Michael Dugan
Position: Chief Executive Officer
Dates: February 2017 to present
Full-time or Part-Time: Full-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)
Nov 2024-Present (Reforged Gaming Lounge) (Full time)- Oversee all operations, Strategic development, Tactical implementation, B2B and B2C Sales Management, Accounting (quickbooks), Daily Operations
September 2023-February 2024 IT Systems Analyst (Landmark Construction)

Education

Name: David Richard Barker
Position: Co-Founder & Communications Director
Dates: November 2024 - Present
Full-time or Part-Time: Full Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)
Nov 2024-Present (Reforged Gaming Lounge) (Full time)- Management of day-to-day operations, marketing, events, and community development.

Aug 2021-Aug 2024 Tier 3 Support Specialist (Xfinity Mobile) Location: Remote (Charleston SC) (Full Time) - Assisted retail stores with customer account errors, billing/fraud investigations, POS and credit eligibility investigations, as well as part of the dedicated training team of new hires.

Education
Coastal Carolina University (2011-2015)
Degree in Psychology (BS) & Certificate in Gerontology

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Christopher Michael Dugan
Position: Chief Executive Officer
Dates: February 2017 to present
Full-time or Part-Time: Full-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)
Nov 2024-Present (Reforged Gaming Lounge) (Full time)- Oversee all operations, Strategic development, Tactical implementation, B2B and B2C Sales Management, Accounting (quickbooks), Daily Operations
September 2023-February 2024 IT Systems Analyst (Landmark Construction)

Education

Name: David Richard Barker
Position: Co-Founder & Communications Director
Dates: November 2024 - Present
Full-time or Part-Time: Full Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)
Nov 2024-Present (Reforged Gaming Lounge) (Full time)- Management of day-to-day operations, marketing, events, and community development.

Aug 2021-Aug 2024 Tier 3 Support Specialist (Xfinity Mobile) Location: Remote (Charleston SC) (Full Time) - Assisted retail stores with customer account errors, billing/fraud investigations, POS and credit eligibility investigations, as well as part of the dedicated training team of new hires.

Education
Coastal Carolina University (2011-2015)
Degree in Psychology (BS) & Certificate in Gerontology

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Interests
Amount outstanding	100% of the Percentage Interests, held by two Members: Christopher Dugan (95%) and David Barker (5%). Each Member made a capital contribution of $25,000. The Operating Agreement expresses ownership as percentages and has not issued Units.
Voting Rights	Yes. Members vote by Voting Interest; most actions require a majority. The admission of new Members or any change in Ownership Interests, a merger or sale of substantially all assets, a material change in the business, and amendments to the Operating Agreement require the unanimous written consent of the Members.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Members control the Company and may take actions, including admitting new Members, amending the Operating Agreement, or approving a sale of the Company, that dilute or otherwise affect the value of the Notes. The Operating Agreement must be amended to create the Common Units into which the Notes convert, and the Members control the terms of that amendment.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

The Company has the following debt outstanding (balances are as of December 31, 2025, per the Company's reviewed financial statements, unless otherwise noted):

Type of debt	SBA 7(a) loan (Pinnacle Bank)
Amount outstanding	$310,879 principal as of December 31, 2025 (original principal $327,000, borrowed April 16, 2024)
Interest rate	Wall Street Journal prime rate plus 2.75%, adjusted quarterly (11.25% at origination)
Describe any collateral or security	Secured by substantially all business assets and personally guaranteed by the Company's members
Maturity date	February 16, 2035
Other material terms	Monthly principal and interest payments of $4,561 began April 5, 2025. Ranks senior to the Notes.

Type of debt	Notes payable to related parties (owners)
Amount outstanding	$109,241 as of December 31, 2025. The owners provided approximately $82,408 of additional funding in 2026.
Interest rate	None (non-interest bearing)
Describe any collateral or security	None disclosed
Maturity date	Due on demand
Other material terms	Advanced by the Company's owners to support operations. See "Affiliated Party Transactions."

Type of debt	Square merchant loan
Amount outstanding	$29,900 received April 7, 2026. $11,890 balance remaining
Interest rate	2990.00 loan fee
Describe any collateral or security	None
Maturity date	October 7, 2027

Other material terms	20% of daily sales repayment

Type of debt	Equipment financing
Amount outstanding	$16,599 as of December 31, 2025 (original principal $18,479, June 4, 2025)
Interest rate	9.99% per annum (360-day basis)
Describe any collateral or security	Financed equipment 2 x commercial air fryers, 2 x commercial blenders, sink, worktable, shelving, and kitchen smallwares
Maturity date	June 2030
Other material terms	60 monthly payments of approximately $393.

Type of debt	QuickBooks loans
Amount outstanding	$20,000 (two $10,000 loans funded September 1 and October 8, 2026)
Interest rate	35.99%
Describe any collateral or security	None
Maturity date	9/1/27 and 10/8/27
Other material terms	Monthly payments of 1005.52 and 1006.08]

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None	N/A	N/A	N/A	N/A	N/A

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction, other than as described in the table below, since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Christopher Dugan and David Barker (Members) CDugan- $185,549 DBarker- $9,600	Members (owners) of the Company	Non-interest-bearing loans to the Company, due on demand; personal guarantees of the Company's SBA 7(a) loan	$109,241 of loans outstanding as of December 31, 2025, plus approximately $85,908 of additional funding in 2026; SBA loan guaranteed has $310,879 outstanding as of December 31, 2025

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,000	6.00%	$60,000
Debt Repayment	22.00%	$11,000	11.00%	$110,000
Operating Expenses	72.00%	$36,000	39.50%	$395,000
Marketing and Customer Acquisition	0.00%	$0	5.00%	$50,000
Adjacent-Space Expansion	0.00%	$0	10.00%	$100,000
Mobile Equipment and Launch	0.00%	$0	7.50%	$75,000
Working Capital Reserves	0.00%	$0	21.00%	$210,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,000,000**

Business Plan Description

Reforged Gaming Lounge LLC (“RGL” or the “Company”) is an operating gaming, hospitality, and community venue at 8484 Dorchester Road, Suite 201, in North Charleston, South Carolina. The lounge combines PC gaming, modern and legacy consoles, tabletop and roleplaying games, trading card games, food, a full bar, tournaments, private events, camps, nonprofit programs, and business gatherings in one space. RGL is not a concept waiting to be tested. It is an open venue with paying customers, recurring programming, and a growing local community.

The Company describes itself as a "nexus": a place where gaming, hospitality, and different fan communities meet under one roof. Its stated position is: "Reforged Gaming Lounge is a gaming, hospitality, and community nexus where people can play, connect, eat, drink, and belong." The Company's external promise to customers, employees, and investors is "Building a business that is worthy of your trust," and its internal decision filter is "Game Better Together." Management's stated view is that the business must be profitable to sustain its mission, but it rejects growth that depends on predatory pricing, disposable employees, or taking advantage of the community it serves.

History

The founder began the concept and community work behind RGL in 2015, and the Company was organized as a South Carolina limited liability company on February 8, 2017. Before opening a permanent location, RGL ran mobile and hosted gaming events under its "Gaming Live!" service for clients including the College of Charleston, MUSC, local breweries and hospitality businesses, Joint Base Charleston, and entrepreneurial organizations. Those events showed demand for in-person, technology-enabled social play and showed that gaming could draw people into partner venues. RGL signed its lease in February 2024 and opened its permanent lounge on November 16, 2024. The lounge brings gaming, food and beverage, events, and community operations together in one place.

The Problem RGL Solves

Online gaming connects devices efficiently, but it does not reliably build local relationships. Gaming at home also means managing hardware, software, subscriptions, space, and maintenance. Existing alternatives each solve only part of the problem: arcades offer novelty, esports centers focus on competition, bars offer hospitality, game stores support tabletop players, and event venues offer space. Guests often have to choose among them. RGL makes these different types of play work together in a staffed, hospitable setting. It removes the setup burden, puts people in the same room, sets clear expectations for behavior, and gives groups a dependable place to come back to.

Market

Gaming is a broad, multigenerational activity. The Entertainment Software Association reported in June 2026 that 212.3 million Americans, or 67% of people ages 5 to 90, play video games at least one hour per week. The average player is 37 years old, 75% of parents play weekly, and 63% of players view games as the best entertainment value for their money. RGL's local market is also growing. The U.S. Census Bureau estimates North Charleston's 2025 population at 129,245, up 12.5% from 2020, and Charleston County's at 436,200, up 6.8% over the same period. The Dorchester Road location can serve North Charleston and nearby communities across the Charleston region.

RGL serves several customer groups:

- **Core and competitive gamers**, who come for reliable equipment, opponents, and tournaments.
- **Casual, lapsed, and gaming-curious guests**, who want an easy, welcoming way to play.
- **Tabletop, trading card, roleplaying, Warhammer, and other fan groups**, who need a consistent place to gather.
- **Families and private groups**, who book staffed parties and celebrations.
- **Businesses and professional groups**, who use the venue for team building, mixers, and buyouts.
- **Schools, nonprofits, and public-service organizations**, who run programs and sponsored events at the lounge.

How the Business Works

Management views RGL's competitive advantage as the way technology, hospitality, programming, and community management work together, not any single piece of equipment. The Company runs a custom network and dedicated infrastructure that let PCs, consoles, streaming, tournaments, reservations, and staff workflows operate as one system. The food and bar program keeps guests longer and gives non-players and spectators a reason to come.

RGL earns revenue from:

- Gaming access, including walk-in game passes and promotional game-time products.
- Food and beverage sales from everyday visits, events, and private groups.
- Private parties, corporate gatherings, team-building programs, and venue buyouts.
- Tournaments, community events, camps, classes, and structured programs.
- Incidental sales of third-party artwork and social media content monetization.

These revenue streams support one another. Gaming gives people a reason to visit, food and beverage earn revenue while they stay, events bring in new customers, loyalty rewards drive repeat visits, and private bookings fill blocks of capacity. As a result, the business does not depend on any single game, platform, audience, or event format. The Company's EMBERS loyalty program, launched in March 2026, had 482 members by July 2026. Recurring programs include Charleston Clash Call of Duty tournaments, Dungeon Crawler Carl trivia, D&D and other tabletop and trading card gatherings, tech networking and startup mixers, nonprofit programs, and private celebrations.

The venue has a legal occupancy of 99 and about 55 active seated play positions, and it has hosted peak attendance of about 82 guests plus staff.

Operating Results

According to the Company's reviewed financial statements, revenue was $156,825 in 2025, the first full year the venue was open, compared with $9,238 in 2024, when it was open for about six weeks. Gross profit was $87,722 in 2025, about 56% of revenue. The Company had a net loss of $193,006 in 2025, mainly from payroll and administrative costs, rent, depreciation on the build-out, and interest on the debt used to fund it.

Sales have continued to grow in 2026. Based on the Company's Square point-of-sale records, gross sales for January through July 2026 were $118,438, up 28.4% from the same period in 2025. Orders rose 16.1%, and the average order value rose 10.6% to $27.16. In July 2026, the Company recorded $20,983 in gross sales, a new monthly high for its core revenue. These 2026 figures have not been reviewed by an independent accountant. The Company is also cleaning up its historical bookkeeping: owner advances that had previously been recorded as income are being reclassified as loans from the owners.

Growth Strategy

Management's first growth priority is to make better use of the existing venue rather than open a second location. Planned steps include:

- Running a balanced event calendar for competitive, casual, tabletop, family, business, and nonprofit audiences.
- Building partnerships with event organizers, schools, nonprofits, technology groups, and local employers.
- Growing private-event sales through clearer packages, follow-up, and venue tours.
- Producing more short-form and event-driven content using real photos and video from the lounge.
- Using EMBERS to increase visit frequency and win back lapsed customers.
- Adding modular private or semi-private areas, adding equipment where demand is proven, improving tournament workflows, and selling more weekday and daytime private use.

If the Offering raises at least $500,000, management plans to relaunch Gaming Live! as a focused mobile-event service. Management intends to phase it in so it adds outside revenue without straining operations at the lounge. Work on a second location will stay at the planning stage until the current venue shows repeatable positive results.

Management and Staffing

Christopher Dugan, Founder and Chief Executive Officer, brings more than 20 years of information-technology experience and about two decades of food-and-beverage experience. He leads strategy, capital formation, technology, partnerships, and finance. David Barker joined the business after first becoming a customer and has helped build its operations, logistics, community relationships, and guest experience. David Ursetti is on a general-management track, with growing responsibility for daily execution and team leadership.

The Company is offering up to $1,000,000 of Convertible Promissory Notes in this Offering, with proceeds intended for working capital and growth.

FINANCIAL INFORMATION (From Reviewed Financials)

Operations

The issuer does have revenues and costs of revenues to date. Revenues were $156,825 in 2025 and $9,238 in 2024, and cost of revenue was $69,103 in 2025 and $11,690 in 2024, resulting in gross profit of $87,722 in 2025 and a gross loss of $2,452 in 2024.

Expenses of the issuer to date have included general and administrative expenses, which include payroll (2025: $139,309; 2024: $62,618), rent and lease expense (2025: $59,514; 2024: $44,336), depreciation (2025: $38,565; 2024: $20,981), advertising and marketing (2025: $9,319; 2024: $3,740), and interest expense (2025: $35,295; 2024: $2,667). The Company had net losses of $193,006 in 2025 and $136,794 in 2024.

Historical performance of the issuer reflects the opening of its permanent venue on November 16, 2024: 2024 results include only about six weeks of venue operations, and 2025 was the Company's first full year of operations. The Company has funded its build-out and operating losses with debt, including an SBA 7(a) loan, loans from its owners, equipment financing, and short-term financing, and had a members' deficit of $329,800 as of December 31, 2025. The Company's independent accountant's review report includes an emphasis-of-matter paragraph noting substantial doubt about the Company's ability to continue as a going concern. Historic performance is not representative of expected future performance as the Company is still building its customer base at the venue, which has operated for less than two years, and intends to use Offering proceeds for working capital and growth.

The reviewed financials display balance sheet activities for the years 2025 and 2024, including cash in the account at the end of 2025 in the amount of $17,163 and $12,482 at the end of 2024; furniture, equipment, and leasehold improvements, net of depreciation, of $156,736 and $171,601; right-of-use lease assets of $135,478 and $204,296; total liabilities of $639,177 and $525,173, including notes payable of $310,355 and $269,069, notes payable to related parties of $109,241 and $13,841, and operating lease liabilities of $184,674 and $228,203; and members' equity (deficit) of ($329,800) and ($136,794). After December 31, 2025, the Company received $29,900 in Square financing, two $10,000 QuickBooks loans, and approximately $82,408 of additional funding from its owners.

Liquidity and Capital Resources

Targeted sources of capital total up to $1,000,000 and are estimated (subject to change) as follows:

Reg CF investment: $50,000 to $1,000,000

Other sources of capital since December 31, 2025 include a $29,900 Square merchant loan, two $10,000 QuickBooks loans, and approximately $82,408 of additional funding from the Company's owners. The Company does not currently plan another equity offering. If the Company later completes a Next Equity Financing of at least $500,000, the Notes will convert into the securities issued in that financing.

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through https://marketplace.vicinityventures.co/offers.

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

OFFERING RISK FACTORS

Investor should be aware that the Securities involves a significant, and sometimes speculative, degree of risk. Investor should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of his investment.

It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with a development stage company, the risks associated with a private offering and lack of liquidity. Accordingly, Investor must make his own independent analysis of the potential risks and rewards of an investment in the Securities.

Investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for Securities with respect thereto.

Business Risks

The Company has a limited operating history at its permanent location. Although the Company was formed in 2017, the Company's permanent venue opened on November 16, 2024, and the

Company has a limited financial history at that location upon which anyone evaluating its future operations can rely. The likelihood of the Company's success should be considered in light of the challenges, expenses, complications and delays frequently encountered by businesses operating a new physical location.

The Company is subject to significant competition. RGL competes for customers' entertainment time and spending with other gaming venues, bars and restaurants, family entertainment centers, bowling and arcade operators, esports events, and at-home gaming. Some competitors have greater name recognition and financial resources. The success of the Company will depend in part on its ability to distinguish its venue, programming, and community from these alternatives at competitive prices.

The Company is unlikely to make profit distributions for the foreseeable future. As a development stage company, the Company is not likely to distribute profits to its members or shareholders for the foreseeable future.

The Company must significantly expand in order to implement its business plan. It is anticipated that in order for the Company to successfully implement its business plan, it will need to expand significantly. There can be no assurance that the Company will be able to complete such expansion or that it will successfully manage its growth. Such expansion may place significant strain on the Company's personnel, operational and financial resources. There can be no assurance that the Company will successfully scale its personnel, procedures and controls to support operations at an increased level. Any failure in this respect would likely have a material adverse effect on the Company's business and financial condition.

The Company's business involves alcohol service and hospitality risks. RGL serves alcohol and food and hosts events, including private, community, and business events. The Company depends on maintaining its alcohol and food-service licenses and permits, and could face liability, fines, or license suspension arising from alcohol service, food safety, or incidents on its premises. Its lease limits alcohol sales to no more than 25% of monthly revenue, requires liquor liability insurance of at least $3,000,000 and general liability insurance of at least $2,000,000 per incident, and allows the landlord to revoke the Company's right to sell alcohol if the landlord determines that alcohol sales are causing a public safety concern. Insurance may not cover all claims.

The Company's growth relies on market acceptance. While the Company believes that there will be significant customer demand for its services, there is no assurance that there will be broad acceptance of the Company's services. There also may not be broad market acceptance of the Company's services if competitors offer rival services which are preferred by prospective customers. In such an event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

The Company is dependent upon the principals of the Company. The Company will be heavily dependent upon the skills, talents, abilities and activities of the current and anticipated principals of the Company. The loss of such principals could have a significant negative impact on the business of the Company. The loss of services of any of the management team could materially and adversely impact the performance of the Company. The ability to attract, integrate, motivate

and retain highly skilled personnel will also affect the Company's future potential and financial performance.

The Company may need additional capital. The Company may generate operating losses as it develops its services and expands into new markets. Therefore, the Company may need to raise additional capital in the future via other security offerings in order to more fully fund the Company's expansion, product development, sales & marketing, and advertising. However, there can be no assurance that any additional capital will be raised at a future date. If the Company does not have capital, or is not able to raise capital, in a sufficient amount to carry the Company to the point where the business is cash positive, then the Company may not be able to successfully implement its growth strategy.

The Company may be unable to protect its intellectual property. The Company cannot guarantee that it can safeguard or deter misappropriation of its intellectual property, including its trade secrets and trademarks. In addition, the Company may not be able to detect unauthorized use of its intellectual property and take appropriate steps to enforce its rights. If third parties infringe or misappropriate the Company's trade secrets, trademarks or other proprietary information or intellectual property, the Company's business could be seriously harmed.

The Company operates from a single leased location. All of RGL's revenue comes from one venue at 8484 Dorchester Road in North Charleston, which the Company leases from JRC Real Properties, LLC under a lease running through July 31, 2029, with one six-year renewal option on 180 days' notice. Base rent is $4,514.13 per month through July 2027 and increases about 3% each August, plus the Company's share of property taxes, insurance, and common-area costs (initially estimated at $852.33 per month). The lease limits the premises to use as a gaming lounge with a bar, requires the landlord's consent to assign or sublet, and grants the landlord a lien on the Company's furniture, fixtures, and equipment at the premises as security for rent. Any disruption at the location, including damage, extended equipment or network outages, a default under or non-renewal of the lease, or a decline in local demand, could materially harm the Company. For example, an HVAC unit failed in August 2026; until it was repaired on September 10, 2026, management estimates business was about 25% below normal.

The Company has substantial existing debt. As of December 31, 2025, the Company had total liabilities of $639,177, including $310,879 of principal on an SBA 7(a) loan that is secured by substantially all of its business assets, $109,241 of loans from its owners, and equipment financing. Since then, it has taken on a $29,900 Square merchant loan and two $10,000 QuickBooks loans, and its owners have provided approximately $82,408 of additional funding. Payments on this debt will continue to consume cash flow after the Offering. Debt owed to banks and other institutional lenders ranks senior to the Notes, and the Company may not make cash payments on the Notes while a default notice on that senior debt is in effect.

The Company's revenue may be seasonal or volatile. Attendance at entertainment venues varies with school calendars, holidays, weather, and local events. Weaker sales months could create liquidity pressure, particularly if the Company raises less than the Maximum Offering Amount.

The Company's independent accountant has raised substantial doubt about its ability to continue as a going concern. The Company incurred net losses of $193,006 in 2025 and $136,794 in 2024, had negative working capital and negative cash flows from operations, and had a members' deficit of $329,800 as of December 31, 2025. Its independent accountant's review report includes an emphasis-of-matter paragraph noting substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue depends on raising capital, including through this Offering, and on generating sufficient revenue. If it cannot, investors could lose their entire investment.

The Company is involved in litigation with a former construction contractor. The contractor is seeking approximately $63,060 in damages, plus legal fees and costs, related to the build-out of the Company's venue, and the Company is pursuing counterclaims of approximately $77,653 for alleged defective work, project delays, and disputed billing. As of October 2026, discovery was continuing and mediation was anticipated. Although management believes a favorable outcome is likely, the outcome is uncertain, no loss has been accrued, and an adverse result or continued legal costs could reduce the cash available for operations.

The Company relies on third-party software. The Company relies on third-party software for gaming management and security. Management considers this software difficult to replace, and a prolonged disruption or loss of access could materially affect the Company's operations.

The Company's S corporation election may be affected by this Offering. The Company has elected to be taxed as an S corporation. An S corporation may have only one class of stock and is limited in the number and types of owners it may have; for example, most entities, including a special purpose vehicle, and nonresident aliens generally may not be shareholders. The issuance of Conversion Units to Noteholders or to a special purpose vehicle could terminate the Company's S corporation election and change how the Company and its owners are taxed. Investors should consult their own tax advisors.

Risks Related to the Structure of the Company and the Offering

An investment in the Company is a speculative investment. The Company's business objectives must be considered highly speculative, and there is no assurance that the Company will be able to satisfy those objectives. No assurance can be given that any investor will realize a substantial return on their Securities, if any, or that the investors will not lose their entire investment. For this reason, each prospective investor should carefully read the Form C and applicable investor agreement and Offering Risk Factors attached hereto. All prospective investors should consult with their attorney, tax advisors and business advisors prior to making an investment in the Securities.

Investor will not have a right to withdraw its investment. Investor should not consider investing in the Securities unless the investor is able to hold the Securities for an indefinite period without the need for liquidity.

The Company's management is entitled to elimination of certain liability and indemnification, and such protections are likely to be expanded in the future. The Company's Operating Agreement permits the Company to indemnify its Members, officers, employees, and agents to the maximum extent permitted under South Carolina law and to advance their expenses, and the Operating Agreement may be amended, and other agreements adopted or entered into, by the Company that may include additional provisions that certain parties will be indemnified by the Company should they be made a party to any suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a manager, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. As a result, the Company and its members may have a limited right of action against the Company's managers or officers than they would have absent these provisions.

The Securities will have limited transferability. Investor is required to represent in the investor agreement that he is acquiring the Securities for investment and not with a view to distribution or resale, that such subscriber understands the Securities are not freely transferable and, in any event, that such subscriber must bear the economic risk of investment in the Securities for an indefinite period of time because: (i) the Securities has not been registered under the 1933 Act or applicable state "Blue Sky" or securities laws; and (ii) Securities cannot be sold unless they are subsequently registered or an exemption from such registration is available. There is no current market for the Securities, nor is one expected to develop, and investors cannot expect to be able to liquidate their investment in case of an emergency.

The price of the Securities is arbitrary. The purchase price of the Securities has been determined primarily by the capital needs of the Company and bears no relationship to any established criteria of value such as book value or profit distributions, or any combination thereof. Further, the price of the Securities is not based on past earnings of the Company.

The Offering is not registered with the Securities and Exchange Commission or state securities authorities. The Offering of the Securities will not be registered with the Securities and Exchange Commission under the 1933 Act or the securities agency of any state, and are being offered in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws applicable only to offers and sales to investors meeting the suitability requirements set forth herein. Therefore, prospective investors will not have the benefit of review by the Securities and Exchange Commission or any state securities regulatory authority.

The Company may fail to comply with the private offering exemption. The Securities are being offered, and will be sold, in reliance upon a private offering exemption from registration provided in the 1933 Act and state securities laws. If the Company should fail to comply with the requirements of such exemption, any investors in the Company may have the right, if they so desired, to rescind their purchase of the Securities. It is possible that one or more investors seeking

rescission would succeed. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Securities will be offered without registration or qualification pursuant to a private offering or other exemption. If a number of members were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and, thus, the investment in the Securities by the remaining members.

The Company will not be subject to any reporting requirements in the near future. The Company is an early-stage company and is not and does not plan to become in the near future a reporting company pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"). Therefore, the Company is not required to report its financial results and other results of operation on a quarterly or annual basis and the Company has no obligation to have its financial statements audited.

Conversion of the Notes is not guaranteed on any particular terms, and investors cannot demand repayment at maturity. The Notes convert in a Next Equity Financing only if the Company completes a separate sale of equity securities raising at least $500,000; closing this Offering does not trigger conversion. If no such financing or Sale of the Company occurs, the Notes automatically convert into Common Units on the Maturity Date at the price implied by the $5,000,000 Valuation Cap. Investors will not have the option to receive cash at maturity, and the Common Units they receive may be illiquid and junior to any Preferred Units or other senior securities the Company issues.

The Notes are unsecured and subordinated. The Notes are general unsecured obligations, are subordinated to the Company's Senior Debt, and rank equally with each other. If the Company becomes obligated to repay the Notes in cash and lacks sufficient funds, Noteholders will be repaid pro rata and may receive little or nothing.

The Valuation Cap was set by the Company and may not reflect the Company's value. The $5,000,000 Valuation Cap and 20% Discount were determined by the Company and are not based on an independent valuation, book value, earnings, or any other established measure of value.

In a Sale of the Company, management decides how the Notes are treated. The Company's managers or members determine in good faith whether Noteholders receive a cash repayment or Conversion Units, and that determination is binding absent manifest error. Management's view of value may differ from what an investor would have chosen.

Bonus Units, Vicinity's compensation, and future issuances will dilute investors. Bonus Units issued to qualifying investors (up to 20% additional Conversion Units per Note) and Vicinity's compensation in Securities equal to 2% of the amount raised will increase the number of units outstanding on conversion. Future financings, equity incentive grants, and conversions of other instruments may further dilute investors.

Investors may be required to sign additional agreements and may hold their units through a special purpose vehicle. On a Next Equity Financing conversion, investors must sign the agreements entered into by investors in that financing as a condition of receiving their units. The

Company may also, in its sole discretion, issue Conversion Units to a special purpose vehicle, in which case investors would hold an interest in that vehicle rather than units of the Company directly, and their rights would be governed by that vehicle's documents.

The Company's Operating Agreement does not yet provide for the Units into which the Notes convert. The Notes convert into Common Units, but the Company's Operating Agreement expresses ownership as percentage interests and does not designate Units or classes of Units. Before Conversion Units can be issued, the Members must amend the Operating Agreement and approve the admission of Noteholders (or a special purpose vehicle) as Members, each of which requires their unanimous written consent. The terms of that amendment, including voting, transfer, and distribution rights attached to the Conversion Units, will be set by the current Members, and investors will have no say in them.

Exhibits

A) Testing the Water's Page
B) Company Operating Agreement
C) Investor Agreement (Convertible Promissory Note)
D) Reviewed Financial Statements

Reforged Gaming Lounge

Regulation Crowdfunding

Reforged logo fire

Vicinity

00:15

Reforged Gaming Lounge Convertible Note Round

Type: Convertible Note

Valuation Cap: $5M

Interest Rate: 8%

Discount Rate: 20%

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review the offering preview below.

INDICATE INTEREST

Start Date October 23, 2026

End Date November 23, 2026

The Deal Shop Talk Local Buzz

Why fund our local story

INDICATE INTEREST

Our Story

Overview

Investment Summary

Our People

- **An operating venue, not a concept.** RGL has run gaming, hospitality, and community programming in North Charleston since work began in 2015, with a permanent location open since late 2024. This is real revenue and repeat customers, not a business plan waiting on a first location.

- **Sales are accelerating, not flat.** Gross Square sales grew 28.4% from January through July 2026 versus the same period in 2025, net sales grew 27.2%, orders grew 16.1%, and average order value grew 10.6%, evidence that both visit frequency and spend per visit are increasing together.

- **One integrated model, several revenue lines.** PC gaming (20 high-performance PCs), modern and legacy consoles, tabletop, roleplaying, and trading-card play, a full bar and food program, tournaments, private events, camps, and the EMBERS loyalty program (482 members as of the July 2026 forecast cutoff) all draw on the same facility, staff, and customer relationships.

- **A growing local market.** North Charleston's population is estimated at roughly 129,245 in 2025, up 12.5% since 2020, and Charleston County reached an estimated 436,200 residents, up 6.8% over the same period. Nationally, the Entertainment Software Association reports 212.3 million Americans, 67% of people ages 5 to 90, play video games at least weekly.

- **A capital plan aimed at replacing expensive debt with a durable base.** Proceeds are earmarked to retire high-cost credit card and bridge loan balances, normalize founder compensation against performance milestones, and fund the marketing and throughput work needed to convert existing demand into fuller capacity.

Overview

The Business

Reforged Gaming Lounge (RGL) is an operating gaming, hospitality, and community venue in

North Charleston, South Carolina. It combines PC gaming, modern and legacy consoles, tabletop and roleplaying games, trading card games, food, a full bar, tournaments, private events, and community and business programming in one venue. RGL describes itself as a "nexus," a modern third place, neither home nor work, where different communities of players and non-players share the same space. The company's stated position: "Reforged Gaming Lounge is a gaming, hospitality, and community nexus where people can play, connect, eat, drink, and belong."

Track Record

The company's roots go back to 2015, when it began with mobile and hosted gaming events for clients including the College of Charleston, MUSC, local breweries, hospitality businesses, Joint Base Charleston, and entrepreneurial organizations. Those events validated demand for technology-enabled social play before the company opened its permanent location in late 2024. The venue now operates at a legal occupancy of 99, with approximately 55 active seated play positions, and has reached peak attendance of roughly 82 guests plus staff.


ASHITAKA AND SAN

The Operating Model

RGL frames its advantage as an operating system, not a single attraction, built around four connected layers:

- **Play** – PC, console, legacy, tabletop, trading-card, and arcade gaming for competitive and casual players alike.
- **Stay** – A full food and bar program (cocktails, mocktails, beer) designed to extend visit length and broaden per-guest spend.
- **Return** – Tournaments, themed programming, and the EMBERS loyalty program drive repeat visitation.
- **Book** – Private events, camps, employer bookings, and nonprofit programs widen the customer base beyond walk-in play.

> "The advantage is not one attraction. It is the operating system that turns multiple communities into shared utilization and spend."

Market Context

Gaming is a broad, multigenerational behavior rather than a narrow niche. The Entertainment Software Association reported in 2026 that 212.3 million Americans, 67% of people ages 5 to 90, play video games at least one hour per week, with an average player age of 37; 75% of parents play weekly. RGL's local base is also growing: the U.S. Census Bureau estimates North Charleston's 2025 population at 129,245, up 12.5% from the 2020 base, and Charleston County reached an estimated 436,200 residents, up 6.8% over the same period. The Dorchester Road location can serve North Charleston as well as adjacent Charleston-area communities.

Traction and Validation

- **Sales are accelerating.** Gross sales for January through July 2026 reached $118,438, up 28.4% over the same period in 2025 ($92,207).
- **Net sales grew alongside them.** Net sales for January through July 2026 reached $108,487, up 27.2% year over year.

- **Customers are visiting more often.** Orders for January through July 2026 reached 4,361, up 16.1% year over year.

- **And spending more per visit.** Gross average order value reached $27.16, up 10.6% from $24.55 the prior year.

- **2025 full-year gross sales:** $164,068.

- **July 2026, the most recent month on record:** $20,983 in gross sales, a new core-revenue record of approximately $20,448 excluding camp registrations.

- **EMBERS**, the company's loyalty program, launched in March 2026 and had 482 members by the July 2026 forecast cutoff.

- **Recurring, high-attendance programming** includes Charleston Clash Call of Duty tournaments, Dungeon Crawler Carl trivia, D&D and tabletop gatherings, tech networking and startup mixers, and nonprofit and private events.

Figures are from Square, the Company's point-of-sale system.



Execution Roadmap


0–90 DAYS
Stabilize
Clear costly debt, settle Cx3, normalize roles, establish cash controls
MONTHS 4–12
Optimize
Grow weekdays and private events, strengthen EMBERS, add capacity selectively
YEAR 2
Scale
Expand recurring programs and partnerships; launch Gaming Live! MVP if funded
YEAR 3
Prove
Reach positive EBITDA and validate a repeatable expansion playbook
Management will compare actuals to the pro forma monthly and adjust spending, hiring, and compensation gates when variances emerge.

Management describes the current venue as its lowest-risk growth engine, prioritizing better utilization of the existing footprint (weekday and daytime demand, capacity and throughput, repeat visitation) ahead of a second location or the relaunch of Gaming Live!, RGL's mobile gaming activation service used previously by clients including the College of Charleston, MUSC, and local breweries. A Gaming Live! relaunch is gated to a raise of at least $500,000.

Financial Targets

- **Gross sales:** $249,814 in Year 1, growing to $349,740 in Year 2 and $472,149 in Year 3.
- **Net operating revenue:** $228,580 in Year 1, $320,012 in Year 2, and $432,016 in Year 3.
- **Gross profit:** $178,292 in Year 1, $249,609 in Year 2, and $336,972 in Year 3.
- **Employer payroll cash cost:** ($151,327) in Year 1, ($172,907) in Year 2, and ($175,166) in Year 3.
- **EBITDA:** ($104,864) in Year 1 and ($63,266) in Year 2, turning positive to $12,006 in Year 3.
- **Interest expense:** ($27,452) in Year 1, ($24,690) in Year 2, and ($22,057) in Year 3.
- **Net income:** ($132,316) in Year 1, ($87,957) in Year 2, and ($10,051) in Year 3.

REFORGED GAMING LOUNGE · EXIT LANDSCAPE

REFORGED.

Potential paths to a strategic exit

Location-based entertainment has drawn steady strategic and institutional capital as social venue brands prove out multi-market economics. The Company cites the precedents below as the closest analogs to RGL's own path.

PRECEDENT TRANSACTIONS

$835M
VALUE

Main Event Entertainment → Dave & Buster's (2022)
Full strategic acquisition, ~9x trailing adjusted EBITDA, following multi-location growth. The exit stage in Main Event's lifecycle.

$80M
INVESTED

Main Event Entertainment ← RedBird Capital (2020)
24.2% preferred stake; implied $424M enterprise value, 8.0x adjusted EBITDA. The lifecycle stage the Company points to as most relevant to RGL today.

$450M
VEHICLE

Sky Zone + 2 Palladium companies (2024)
Continuation vehicle giving investors the option to cash out, roll forward, or stay invested, without a sale of the operating company.

N/D
UNDISCLOSED

Urban Air ← Seidler Equity Partners (2023)
Growth-equity partnership to support continued expansion; existing management team stayed in place.

CATEGORY TAILWINDS

These four deals total more than $1.35 billion in disclosed consideration since 2020. The Company cites them as evidence of real exit demand for social and gaming venue operators once they reach repeatable, multi-market economics, not as a forecast of RGL's own outcome.

BUYER LANDSCAPE

Lucky Strike Entertainment
The Company's strongest assessed fit: an acquisition-led, multi-concept LBE operator spanning bowling, family entertainment centers, racetracks, and water parks.

Five Star Parks & Attractions
A platform that partners with and invests in independent and regional entertainment concepts.

Dave & Buster's / Main Event
A credible future buyer given its own Main Event acquisition history.

INSTITUTIONAL / GROWTH CAPITAL

No specific firms named yet. The Company's primary expected path is a future recapitalization backed by private equity, growth equity, or family-office capital, once RGL proves repeatable venue-level economics across multiple markets.

ILLUSTRATIVE POTENTIAL ACQUIRERS

Lucky Strike Entertainment | Five Star Parks & Attractions | Dave & Buster's / Main Event

SOURCE: RGL POTENTIAL EXIT STRATEGIES & COMPARABLE TRANSACTIONS (CONFIDENTIAL INVESTOR MATERIAL, SEPT 14, 2026)
ILLUSTRATIVE ONLY · NOT EVIDENCE OF INTEREST FROM ANY NAMED PARTY

Investment Summary

Reforged Gaming Convertible Note Round

Type: Convertible Promissory Note

Valuation Cap: $5M

Maturity: 3 Years

Interest Rate: 8%

Discount Rate: 20%

Bonus Shares
The Company will provide certain bonus allocations to eligible investors at the time of their investment. Bonus allocations are awarded in the form of additional equity securities (the “Bonus Shares”) that will be issuable upon the conversion of the Convertible Notes. Bonus Shares will be rounded up to the nearest whole share and do not represent additional capital contributions. In the event the note is redeemed in cash or otherwise

Membership-Based Bonus Shares

- VentureSouth Members – Investors who are active members of VentureSouth at the time of their investment will receive a 10% bonus upon conversion. This means that when the Convertible Notes convert, their Notes will convert into a total number of shares equal to 110% of the amount otherwise issuable. Example: if the Securities would otherwise convert into 1,000 shares, the investor’s Notes will convert into 1,100 shares for the same initial investment.

- Vicinity Venture Club Members – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive a 5% bonus upon conversion. This means that when the Convertible Notes convert, their Notes will convert into a total number of shares equal to 105% of the amount otherwise issuable. Example: if the Securities would otherwise convert into 1,000 shares, the investor's Notes will convert into 1,050 shares for the same initial investment.

Convertible Note Explainer:
A convertible note is a type of investment that starts as a loan and later converts into equity when the company raises a future priced round. Instead of receiving shares right away, investors earn interest (in this case, 8% annually) and are rewarded with a discount (20%) on the future share price when the note converts. The valuation cap of $5 million sets the maximum company value at which the note will convert, ensuring early investors receive a favorable ownership percentage if the company grows quickly.

Our People



Christopher Dugan, Founder & CEO

Christopher Dugan is the Founder and CEO of Reforged Gaming Lounge, combining more than 20 years of information-technology experience with roughly two decades of food-and-beverage experience. His role spans strategy, capital formation, technology, partnerships, finance, and the venue's long-term operating system.



David Barker, Co-owner

David Barker joined RGL after first becoming a customer, and has since helped build the company's operations, logistics, community relationships, and guest experience.

Documents

Pitch Deck DOWNLOAD

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-

specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.
- A person's indication of interest involves no obligation or commitment of any kind.

Ventures

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Suite 235
Greenville, SC29601

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This website, vicinityventures.co (“site”), is managed by Vicinity, LLC (“Vicinity”) and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding (“Reg CF”). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinityventures.co.

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Operating Agreement

Reforged Gaming Lounge,
a South Carolina Limited Liability Company

THIS OPERATING AGREEMENT of Reforged Gaming Lounge (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A. The Members have formed the Company as a South Carolina limited liability company under the South Carolina Uniform Limited Liability Company Act of 1996. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of South Carolina. The Members hereby adopt and approve the articles of organization of the Company filed with the South Carolina Secretary of State.

B. The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE 1: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the South Carolina Uniform Limited Liability Company Act of 1996.

"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the South Carolina Uniform Limited Liability Company Act of 1996, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"Ownership Interest" means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Percentage Interest" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as either:

A. If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B. If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(1) the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

(2) the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

$$\text{Percentage Interest} = \frac{MU}{TU}$$

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Units" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1 **Initial Capital Contributions**. The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

2.2 **Subsequent Capital Contributions**. Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously agreed by the Members.

2.3 **Additional Members**.

A. With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by a unanimous written agreement signed by all of the existing Members.

B. Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Members deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4 **Capital Accounts**. Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5 **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6 **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the South Carolina Uniform Limited Liability Company Act of 1996. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 **Allocations**. Unless otherwise agreed to by the unanimous consent of the Members any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.

3.2 **Distributions**. The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Members in accordance with the South Carolina Uniform Limited Liability Company Act of 1996.

3.3 **Limitations on Distributions**. The Company must not make a distribution to a Member if, after giving effect to the distribution:

A. The Company would be unable to pay its debts as they become due in the usual course of business; or

B. The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

ARTICLE 4: MANAGEMENT

4.1 **Management.**

A. **Generally**. Subject to the terms of this Agreement and the South Carolina Uniform Limited Liability Company Act of 1996, the business and affairs of the Company will be managed by the Members.

B. **Approval and Action**. Unless greater or other authorization is required pursuant to this Agreement or under the South Carolina Uniform Limited Liability Company Act of 1996 for the Company to engage in an activity or transaction, all activities or transactions must be approved by the Members, to constitute the act of the Company or serve to bind the Company. With such approval, the signature of any Members authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved. Without such approval, no Members acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

C. **Certain Decisions Requiring Greater Authorization**. Notwithstanding clause B above, the following matters require unanimous approval of the Members in a consent in writing to constitute an act of the Company:

(i) A material change in the purposes or the nature of the Company's business;

(ii) With the exception of a transfer of interest governed by Article 7 of this Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Percentage Interest, or Voting Interest in any manner other than in accordance with this Agreement;

(iii) The merger of the Company with any other entity or the sale of all or substantially all of the Company's assets; and

(iv) The amendment of this Agreement.

4.2 **Officers**. The Members are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and perform the duties that the Members determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is chosen and appointed by the Members; or (b) the officer is dismissed or terminated by the Members, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Members, and may be terminated, at any time and for any reason, by the Members.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 **Accounts**. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

5.2 **Records**. The Members will keep or cause the Company to keep the following business records.

(i) An up to date list of the Members, each of their respective full legal names, last known business or residence address, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

(ii) A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

(iii) A copy of the articles of organization of the Company, as may be amended from time to time ("Articles of Organization"); and

(iv) An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

5.3 **Income Tax Returns.** Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4 **Subchapter S Election.** The Company may, upon unanimous consent of the Members, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5 **Tax Matters Member**. Anytime the Company is required to designate or select a tax matters partner or partnership representative, pursuant to Section 6223 of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members must designate one of the Members as the tax matters partner or partnership representative of the Company and keep such designation in effect at all times.

5.6 **Banking.** All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Members are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

ARTICLE 6: MEMBERSHIP – VOTING AND MEETINGS

6.1 **Members and Voting Rights**. The Members have the right and power to vote on all matters with respect to which the Articles of Organization, this Agreement, or the South Carolina Uniform Limited Liability Company Act of 1996 requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the South Carolina Uniform Limited Liability Company Act of 1996, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

6.2 **Meetings of Members**. Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem

necessary or desirable for the reasonable management of the Company. A written notice setting forth the date, time, and location of a meeting must be sent within a reasonable period of time before the date of the meeting to each Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided in the South Carolina Uniform Limited Liability Company Act of 1996. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the South Carolina Uniform Limited Liability Company Act of 1996, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action. If any action is taken without a meeting and without unanimous written consent of the Members, notice of such action must be sent to each Member that did not consent to the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 **Withdrawal**. Members may without liability, dissociate and withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if all of the Members unanimously agree in a written consent. Subject to the provisions of Article 3, a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account.

7.2 **Restrictions on Transfer; Admission of Transferee**. A Member may transfer Membership Interests to any other Person without the consent of any other Member. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full.

7.3 **Wrongful Dissociation by Express Will**. A Member has the power to withdraw from the Company at any time. However, such dissociation, if not in accordance with Section 7.1 above, will be considered wrongful. A Member who wrongfully dissociates from the Company is liable to the Company, and to the other Members, for damages caused by the dissociation. A Member who withdraws pursuant to this Section 7.3 will be entitled to a distribution in an amount equal to such Member's Capital Account, less any amount due to the Company for the wrongful dissociation.

ARTICLE 8: DISSOLUTION

8.1 **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

(i) The unanimous agreement of all Members in a consent in writing to dissolve the Company;

(ii) An event that makes it unlawful for all or substantially all of the business of the Company to be continued, but a cure of illegality within 90 days after notice to the Company of the event is effective retroactively to the date of the event for purposes of this Section;

(iii) On application by a Member or a dissociated Member, upon entry of a judicial decree that:

(1) The economic purpose of the Company is likely to be unreasonably frustrated;

(2) Another Member has engaged in conduct relating to the Company's business that makes it not reasonably practicable to carry on the Company's business with that Member;

(3) It is not otherwise reasonably practicable to carry on the Company's business in conformity with the Articles of Organization and the Agreement;

(4) The Company failed to purchase the petitioner's distributional interest as required by Section 33-44-701 of the South Carolina Limited Liability Company Act of 1996; or

(5) The Members in control of the Company have acted, are acting, or will act in a manner that is illegal, oppressive, fraudulent, or unfairly prejudicial to the petitioner;

(iv) On application by a transferee of a Member's interest, a judicial determination that it is equitable to wind up the Company's business:

(1) After the expiration of the specified term, if the Company was for a specified term at the time the applicant became a transferee by way of member dissociation, transfer, or entry of a charging order that gave rise to the transfer; or

(2) At any time, if the Company existed at will at the time the applicant became a transferee by way of member dissociation, transfer, or entry of a charging order that gave rise to the transfer;

(v) At any time that there are no Members, unless and provided that the Company is not otherwise required to be dissolved and wound up, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and (i) to become a Member; or (ii) to the extent that the last remaining Member assigned its interest in the Company, to cause the Member's assignee to become a Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member;

(vi) The sale or transfer of all or substantially all of the Company's assets;

(vii) A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity.

8.2 **No Automatic Dissolution Upon Certain Events**. Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification**. The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Governor,

officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under South Carolina law. "Proceeding," as used in this Article 9, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

9.2 **Mandatory.** The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, South Carolina law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

9.3 **Expenses Paid by the Company Prior to Final Disposition**. Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a vote of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification). Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).

ARTICLE 10: GENERAL PROVISIONS

10.1 **Notice**. (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its

notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.

10.2 **Entire Agreement; Amendment**. This Agreement along with the Articles of Organization (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the South Carolina Uniform Limited Liability Company Act of 1996. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the South Carolina Uniform Limited Liability Company Act of 1996.

10.3 **Governing Law; Severability**. This Agreement will be construed and enforced in accordance with the laws of the state of South Carolina. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.4 **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary**. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference**. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

[Remainder Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

Dated: 4/15/2024

Christopher Dugan

Signature of Christopher Dugan

David Barker

Signature of David Barker

EXHIBIT A
MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, and 10.1.

Members	Capital Contribution	Percentage Interest
Christopher Dugan Address: 8484 Dorchester Rd, Suite B North Charleston, South Carolina 29420	25000	95
David Barker Address: 8484 Dorchester Rd, Suite B North Charleston, South Carolina 29420	25000	5

EXHIBIT B
OFFICERS

Officers of the Company are set forth below.

Name of Officer	Title
Christopher Dugan	Owner
David Barker	Communications Director

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THEY ARE BEING OFFERED AND SOLD IN RELIANCE ON THE EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 4(a)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING (17 C.F.R. § 227.100 ET SEQ.) PROMULGATED THEREUNDER. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED UNDER REGULATION CROWDFUNDING, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.

CONVERTIBLE PROMISSORY NOTE

Reforged Gaming Lounge, LLC

Principal Amount: $__________________ Date Signed: ______________

FOR VALUE RECEIVED, Reforged Gaming Lounge, LLC, a South Carolina limited liability company (the "Company"), hereby promises to pay to the order of ______________________________ (the "Holder"), the principal sum identified above (the "Principal Amount"), together with interest thereon at the Interest Rate (as defined in Section 4.1), accruing from the Closing Date (as defined in Section 4.1) of this convertible promissory note (this "Note"). Unless earlier converted into Conversion Units (as defined below) or repaid in accordance with this Note, the Principal Amount and all accrued and unpaid interest under this Note will automatically convert into Conversion Units on the Maturity Date (as defined in Section 4.1) in accordance with Section 4.4.

This Note is one of a series of convertible promissory notes (collectively, the "Notes") issued by the Company to investors in connection with the Company's offering of the Notes conducted pursuant to Regulation Crowdfunding through Vicinity (the "Offering"), with identical terms and on the same form as set forth herein, except that the Holder, Principal Amount, Aggregate Bonus Percentage, and Closing Date may differ for each Note.

Capitalized terms not otherwise defined in this Note will have the meanings set forth in Section 4.1.

1. Payment

All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. Payment will be credited first to accrued and unpaid interest, with any remainder applied to the Principal Amount.

Prepayment of the Principal Amount, together with accrued interest, may not be made without the written consent of the Holder of this Note, except in connection with a Sale of the Company as set forth in Section 4.3. For the avoidance of doubt, the consent of the Requisite Noteholders, or of the holders of any other Notes, is not sufficient to authorize prepayment of this Note; this Note may be prepaid only with the written consent of its own Holder.

2. Escrow; Closing

The Holder acknowledges that subscription funds for this Note will initially be deposited into an escrow account maintained in connection with the Offering. This Note shall be deemed issued, and interest shall begin to accrue, only upon the release of such funds from escrow to the Company at a closing of the Offering (a "Closing"). The date of that release is the Closing Date (as defined in Section 4.1); no interest accrues, and no Bonus Category qualification under Section 4.5 is measured, prior to the Closing Date, including during the period the Holder's funds are held in escrow. If no Closing occurs with respect to the Holder's

subscription and the Offering (or the applicable closing thereof) is terminated, the Holder's subscription funds will be returned in accordance with the escrow agent's procedures and Regulation Crowdfunding.

3. Security; Priority

This Note is a general unsecured obligation of the Company.

This Note is subordinated in right of payment to all current and future indebtedness of the Company for borrowed money (whether or not secured) owed to banks, commercial finance lenders, or other institutions regularly engaged in the business of lending money ("Senior Debt"). So long as any Senior Debt is outstanding, upon notice from the holders of Senior Debt that an event of default (or an event that with notice or the passage of time would constitute an event of default) has occurred under the Senior Debt, the Company will not make, and the Holder will not receive or retain, any cash payment under this Note until such default is cured or waived; provided that nothing in this Section 3 restricts the Holder from converting this Note into Conversion Units.

As among the Notes, the Company's repayment obligations rank on parity (pari passu) with all other Notes issued in the Offering. If the Company becomes obligated to repay the Notes in cash and does not have sufficient funds to repay all outstanding Notes in full, payment will be made to the holders of the Notes on a pro rata basis according to outstanding principal and accrued interest, without preference among them (including without regard to any Holder's Aggregate Bonus Percentage, which affects only the number of Conversion Units issuable upon conversion and does not affect priority or amount of any cash repayment).

4. Conversion

This Note will be convertible into Equity Securities pursuant to the following terms.

4.1 Definitions.

"Aggregate Bonus Percentage" means, with respect to a Holder, the sum of the Bonus Percentages for each Bonus Category set forth in Section 4.5 for which such Holder qualifies as of the Closing Date, determined and fixed as provided in Section 4.5, and set forth on such Holder's signature page.

"Bonus Category" means each of the two categories of bonus eligibility described in Section 4.5(b) (the Membership Bonus) and Section 4.5(c) (the Investment Size Bonus).

"Bonus Percentage" means, with respect to a given Bonus Category, the percentage set forth for that Bonus Category in Section 4.5.

"Closing Date" means, with respect to this Note, the date on which the Holder's Purchase Amount is released from escrow to the Company at a Closing of the Offering, as described in Section 2. This Note is deemed issued, and interest begins to accrue on the Principal Amount, as of the Closing Date; no interest accrues during the period the Holder's funds are held in escrow prior to the Closing Date. The Holder's qualification for the Membership Bonus and the Investment Size Bonus under Section 4.5 is likewise determined as of the Closing Date. The Closing Date may differ from the date the Holder executes this Note (the "Date Signed" set forth on the first page), which reflects only the date of execution and is not itself the date from which interest accrues or Bonus Category qualification is measured.

"Common Units" means the Company's common membership units, as designated in the Company's operating agreement.

“Conversion Price” means: (a) with respect to a conversion pursuant to Section 4.2, the lesser of (i) the product of (x) one hundred percent (100%) less the Discount and (y) the lowest per Unit purchase price of the Equity Securities issued in the Next Equity Financing, and (ii) the quotient obtained by dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; (b) with respect to a conversion pursuant to Section 4.3, the quotient obtained by dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the transaction giving rise to the Sale of the Company; and (c) with respect to a conversion pursuant to Section 4.4, the quotient obtained by dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion.

“Conversion Units” means the number of Units issuable to the Holder upon conversion of this Note pursuant to Section 4.2, 4.3, or 4.4, equal to the product, rounded down to the nearest whole Unit, of (a) the quotient obtained by dividing (i) the outstanding Principal Amount and unpaid accrued interest under this Note as of the applicable date of determination by (ii) the applicable Conversion Price, multiplied by (b) the sum of (i) one hundred percent (100%) plus (ii) the Holder's Aggregate Bonus Percentage. For the avoidance of doubt, the Aggregate Bonus Percentage applies to, and increases, the combined Principal Amount and accrued interest being converted, and applies uniformly regardless of which conversion event under Section 4.2, 4.3, or 4.4 gives rise to the conversion, and regardless of whether the Conversion Price in the given instance was determined by the Discount or the Valuation Cap. The class and series of Units comprising the Conversion Units issuable upon a given conversion is as specified in Section 4.2, 4.3, or 4.4, as applicable.

“Discount” means twenty percent (20%).

“Equity Securities” means (i) Common Units, (ii) any securities conferring the right to purchase Common Units, or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration), Common Units. Notwithstanding the foregoing, "Equity Securities" does not include: (A) any security granted, issued, or sold by the Company to any director, officer, employee, consultant, or adviser of the Company for the primary purpose of soliciting or retaining services; (B) any convertible promissory notes (including this Note) issued by the Company; and (C) any SAFEs issued by the Company.

“Fully Diluted Capitalization” means the number of issued and outstanding Units of the Company's membership interests, assuming (i) the conversion or exercise of all outstanding convertible or exercisable securities, including all outstanding vested or unvested options or warrants, and (ii) solely for purposes of the Next Equity Financing conversion price calculation, the issuance of all Units reserved and available for future issuance under the Company's equity incentive plans as expanded in connection with the Next Equity Financing. "Fully Diluted Capitalization" excludes: (A) any convertible promissory notes (including this Note) issued by the Company; (B) any SAFEs issued by the Company; and (C) any Equity Securities issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

“Interest Rate” means eight percent (8%) per annum, simple interest, calculated on the basis of a 365-day year for the actual number of days elapsed, accruing on the outstanding Principal Amount from the Closing Date, as further described in the definition of "Closing Date" in this Section 4.1.

“Maturity Date” means December 1, 2029, uniformly for all Notes issued in the Offering.

“Next Equity Financing” means the next sale (or series of related sales) by the Company of its Equity Securities following the Closing Date of this Note with the principal purpose of raising capital and

from which the Company receives aggregate gross proceeds of not less than $500,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the Notes converted therein).

"Preferred Units" means all series of the Company's preferred units, whether now existing or hereafter created.

"Requisite Noteholders" means the holders of a majority-in-interest of the aggregate outstanding principal amount of the Notes.

"SAFE" means any simple agreement for future equity (or other similar agreement) issued by the Company for bona fide financing purposes that may convert into the Company's membership interests in accordance with its terms.

"Sale of the Company" means: (a) the closing of the sale, transfer, or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or the exclusive license of all or substantially all of the Company's material intellectual property; (b) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior continue to hold a majority of the outstanding voting securities of the surviving or acquiring entity immediately following the transaction); or (c) the closing of the transfer, in a single transaction or series of related transactions, of the Company's membership interests such that a person or group becomes the beneficial owner of more than fifty percent (50%) of the Company's outstanding voting securities. A transaction undertaken solely to change the Company's state of organization or to create a holding company owned in substantially the same proportions as before the transaction will not constitute a Sale of the Company, nor will the issuance of new Equity Securities in a bona fide financing transaction.

"Securities Act" means the Securities Act of 1933, as amended.

"Valuation Cap" means $5,000,000.

"Vicinity" means Vicinity, LLC, a FINRA-registered funding portal, and/or its designated affiliates, in its capacity as the intermediary through which the Offering is conducted.

4.2 Next Equity Financing Conversion.

The Principal Amount and unpaid accrued interest on this Note will automatically convert into that number of Conversion Units (inclusive of the Holder's Aggregate Bonus Percentage, if any, as set forth in Section 4.5) upon the closing of the Next Equity Financing. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities expected to be issued in such financing. The issuance of Conversion Units upon conversion of this Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing, except that the Bonus Units component described in Section 4.5 is issued solely pursuant to this Note and not as part of the Next Equity Financing itself.

4.3 Sale of the Company Conversion.

In the event of a Sale of the Company prior to conversion of this Note pursuant to Section 4.2 or 4.4 or repayment of this Note, this Note will automatically be treated in whichever of the following manners yields the greater value to the Holder, without any election or other action required by the Holder: (a) at the closing of such Sale of the Company, the Company will pay the Holder an amount in cash equal to the sum of (i) all accrued and unpaid interest and (ii) the outstanding Principal Amount of this Note (the "Cash Amount"), with no Bonus Units issued in connection with a cash payment under this clause (a); or (b) this Note will convert immediately prior to the closing of such Sale of the Company into that number of Common Units

(as Conversion Units, inclusive of the Holder's Aggregate Bonus Percentage) determined as of a date no more than five (5) days prior to such closing, with such Conversion Units participating in the Sale of the Company on the same basis as other holders of Common Units. The Company's managers or members will determine in good faith, immediately prior to the closing of the Sale of the Company, whether the Cash Amount under clause (a) or the value reasonably expected to be received on the Conversion Units under clause (b) is greater, and this Note will be treated accordingly; such determination will be conclusive and binding on the Holder absent manifest error.

4.4 Maturity Conversion.

On the Maturity Date, this Note will automatically convert into that number of Common Units (as Conversion Units, inclusive of the Holder's Aggregate Bonus Percentage) determined as of the Maturity Date, without any election or other action required by the Holder, the Requisite Noteholders, or the Company. The Conversion Units issuable pursuant to this Section 4.4 are Common Units regardless of whether any other class or series of the Company's membership interests is then outstanding.

4.5 Bonus Percentage.

(a) General. In recognition of the Holder's status and/or investment size as of the Closing Date, the Holder may qualify for a Membership Bonus under Section 4.5(b), an Investment Size Bonus under Section 4.5(c), or both. The Bonus Percentage(s) for which the Holder qualifies are added together, as set forth in Section 4.5(d), to produce the Holder's Aggregate Bonus Percentage, which increases the number of Conversion Units issuable to the Holder upon any conversion of this Note as set forth in the definition of "Conversion Units" in Section 4.1. The Holder's Aggregate Bonus Percentage is fixed as of the Closing Date, is set forth on the Holder's signature page, and will not be redetermined at conversion or otherwise adjusted based on any subsequent change in the Holder's status.

(b) Membership Bonus. A Holder who, as of the Closing Date, is an active member of VentureSouth and/or the Vicinity Venture Club qualifies for a Membership Bonus equal to the greater of: (i) ten percent (10%), if the Holder is an active VentureSouth member; or (ii) five percent (5%), if the Holder is an active Vicinity Venture Club member. A Holder who qualifies under both clauses (i) and (ii) receives the higher of the two applicable percentages as its Membership Bonus (i.e., 10%), not the sum of both.

(c) Investment Size Bonus. A Holder whose Principal Amount is (i) at least $25,000 but less than $50,000 qualifies for an Investment Size Bonus of five percent (5%), or (ii) $50,000 or more qualifies for an Investment Size Bonus of ten percent (10%). The Investment Size Bonus is determined by the single highest tier reached (e.g., a Holder investing $50,000 receives a 10% Investment Size Bonus, not 5% plus 10%).

(d) Stacking. The Membership Bonus under Section 4.5(b) and the Investment Size Bonus under Section 4.5(c) are different category types and stack with one another (i.e., they are added together to produce the Aggregate Bonus Percentage). There is no stacking within a single category type: a Holder receives at most one Membership Bonus percentage (the higher of the VentureSouth or Vicinity Venture Club percentages, not both) and at most one Investment Size Bonus percentage (the single highest tier reached, not both tiers). Accordingly, the maximum possible Aggregate Bonus Percentage under this Note is twenty percent (20%) (10% Membership Bonus plus 10% Investment Size Bonus).

(e) Funding; No Vicinity Compensation. The economic cost of the Aggregate Bonus Percentage is borne solely by the Company through the issuance of additional Conversion Units and constitutes dilution to the Company's capitalization. Vicinity acts solely as an intermediary in verifying Holder

eligibility for the Membership Bonus and the Investment Size Bonus and administering the Offering, and does not receive any fee, commission, or other compensation calculated by reference to, or contingent upon, the Aggregate Bonus Percentage or the issuance of any additional Conversion Units issued on account thereof.

(f) Verification. The Company and Vicinity may rely on Vicinity's membership and account records and/or the Holder's representations in the Holder's subscription materials to determine the Holder's qualification for the Membership Bonus and the Investment Size Bonus described in this Section 4.5, without further inquiry.

4.6 Mechanics of Conversion.

(a) Financing Agreements. The Holder acknowledges that conversion of this Note pursuant to Section 4.2 may require the Holder's execution of agreements relating to the purchase and sale of the Conversion Units, as well as registration rights, rights of first refusal and co-sale, rights of first offer, and voting rights, if any, relating to such securities, as well as the Company's operating agreement (or an amendment or joinder to it) (collectively, the "Financing Agreements"). The Holder agrees to execute all Financing Agreements in connection with a Next Equity Financing as a condition to receiving the Conversion Units.

(b) Certificates. As promptly as practicable after conversion of this Note, the Company (at its expense) will issue and deliver to the Holder a certificate or certificates evidencing the Conversion Units (if certificated) or, if uncertificated, a true and correct copy of the Company's unit ledger reflecting the Conversion Units held by the Holder. The Company will not be required to issue or deliver the Conversion Units until the Holder has surrendered this Note to the Company (or provided an instrument of cancellation or affidavit of loss). Conversion pursuant to Section 4.2 and Section 4.3 may be made contingent upon the closing of the Next Equity Financing and Sale of the Company, respectively.

(c) Fractional Units. No fractional Conversion Units will be issued upon conversion of this Note; the number of Conversion Units is rounded down to the nearest whole Unit, as set forth in Section 4.1.

(d) Special Purpose Vehicle. The Company may, in its sole discretion, cause the Conversion Units issuable upon conversion of the Notes to be issued to, or subsequently contributed to, a special purpose vehicle or similar aggregation entity formed by the Company (or its designee) for the purpose of administering the Notes' conversion and the resulting investor base. In such event, the Holder will receive an interest in such special purpose vehicle that is economically equivalent to the Conversion Units the Holder would otherwise have received, in lieu of directly held Conversion Units, and the Holder agrees to execute any additional documentation reasonably required to effect such structure.

5. Representations and Warranties of the Company

In connection with the transactions contemplated by this Note, the Company represents and warrants to the Holder as follows:

(a) Due Organization; Qualification and Good Standing. The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of South Carolina and has all requisite limited liability company power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on the Company.

(b) Authorization and Enforceability. Except for the authorization and issuance of the Conversion Units, all limited liability company action necessary for the authorization, execution, and delivery of this Note has been taken. Except as limited by bankruptcy, insolvency, reorganization, or similar laws affecting the enforcement of creditors' rights generally, the obligations of the Company under this Note are valid and enforceable in accordance with its terms.

6. Representations and Warranties of the Holder

In connection with the transactions contemplated by this Note, the Holder represents and warrants to the Company as follows:

(a) Authorization. The Holder has full power and authority (and, if an individual, the capacity) to enter into this Note and to perform its obligations hereunder.

(b) Purchase Entirely for Own Account. This Note, the Conversion Units, and any Common Units issuable upon conversion of the Conversion Units (collectively, the "Securities") are being acquired for the Holder's own account, for investment, and not with a view to resale or distribution.

(c) Disclosure of Information; Non-Reliance. The Holder has received all information it considers necessary to make an informed investment decision, has had the opportunity to ask questions of the Company, and is not relying on the advice or recommendations of the Company or Vicinity in making its investment decision. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities.

(d) Investment Experience. The Holder is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment.

(e) Restricted Securities; No Public Market. The Holder understands that the Securities are "restricted securities" that have not been registered under the Securities Act or state securities laws and that no public market currently exists, or is assured to ever exist, for the Securities.

(f) Bonus Category Certification. If the Holder claims eligibility for the Membership Bonus described in Section 4.5(b), the Holder represents that the applicable VentureSouth and/or Vicinity Venture Club membership is active and in good standing as of the Closing Date.

7. Vicinity Terms and Conditions

The Holder acknowledges and agrees that its investment in this Note was made through the Company's Regulation Crowdfunding offering conducted via Vicinity, a FINRA-registered funding portal. As a pre-existing condition of opening and maintaining an investor account with Vicinity (and not as an obligation created by this Note), the Holder has agreed to Vicinity's standard transaction fee of one percent (1%), which is owed by the Holder to Vicinity and is deducted by Vicinity from any payment made by the Company to the Holder under this Note (including, without limitation, any payment of interest or repayment or prepayment of principal under Section 1, and any cash payment made to the Holder under Section 4.3(a)) in order to facilitate Vicinity's distribution of that payment to the Holder. For the avoidance of doubt: (a) this transaction fee is payable by the Holder to Vicinity, not by the Company to Vicinity, and is not compensation paid or owed by the Company; (b) the Company's payment obligations under this Note are calculated, and must be satisfied in full, without regard to, deduction for, or reduction on account of, this transaction fee; and (c) this transaction fee is separate from, and is not calculated by reference to, the Aggregate Bonus Percentage, as further confirmed in Section 4.5(e).

8. Events of Default

If there is any Event of Default (as defined below), at the option and upon the declaration of the Requisite Noteholders and upon written notice to the Company (which election and notice is not required for an Event of Default under clause (b) or (c) below), this Note will accelerate and all Principal Amount and unpaid accrued interest will become immediately due and payable. Each of the following constitutes an "Event of Default":

(a) the Company fails to pay timely any amount due under this Note on the date such amount becomes due and payable, unless cured within five (5) days of the date such payment was due;

(b) the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency, or moratorium law, makes an assignment for the benefit of creditors, or takes company action in furtherance of any of the foregoing; or

(c) an involuntary petition is filed against the Company and is not dismissed or discharged within sixty (60) days, or a custodian, receiver, trustee, or similar official is appointed to take possession of any material property of the Company.

9. Miscellaneous

(a) Successors and Assigns. The terms of this Note inure to the benefit of, and are binding upon, the respective successors and assigns of the parties, provided that the Company may not assign its obligations under this Note without the Holder's or Requisite Noteholders' written consent.

(b) Choice of Law. This Note, and all matters arising out of or relating to it, is governed by and construed in accordance with the internal laws of the State of South Carolina, without regard to conflicts of laws principles.

(c) Counterparts. This Note may be executed in counterparts, including by electronic signature, each of which is deemed an original, and all of which together are deemed one and the same agreement.

(d) Notices. All notices will be in writing and deemed effectively given: (i) upon personal delivery; (ii) when sent by confirmed email; (iii) five (5) days after being sent by registered or certified mail, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier. Notices to the Company will be sent to the address set forth on the signature page.

(e) Entire Agreement; Amendments and Waivers. This Note constitutes the entire understanding between the parties with respect to its subject matter. Any term of this Note may be amended, and any provision waived, with the written consent of the Company and the Requisite Noteholders, and any such amendment or waiver will be binding on all holders of the Notes and their successors, provided that no amendment may change the Principal Amount, Interest Rate, Valuation Cap, Discount, Maturity Date, or a Holder's Aggregate Bonus Percentage with respect to any individual Holder without that Holder's consent.

(f) Severability. If any provision of this Note is held unenforceable, that provision will be excluded and the balance of the Note will be enforced as if such provision were so excluded.

(g) Transfer Restrictions. The Holder acknowledges that this Note and any Securities issuable upon its conversion have not been registered under the Securities Act or applicable state securities laws and are being offered pursuant to the exemption under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. Pursuant to Rule 501 of Regulation Crowdfunding, the Holder agrees not to transfer this Note or any Securities issued upon its conversion during the one-year period

beginning when the Note was issued, unless such Note or Securities are transferred: (i) to the Company; (ii) to an accredited investor (as defined in Rule 501 of Regulation D under the Securities Act); (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Holder or the equivalent, to a trust controlled by the Holder, to a trust created for the benefit of a member of the family of the Holder or the equivalent, or in connection with the death or divorce of the Holder or other similar circumstance. These are the only transfers permitted during the one-year restricted period under Rule 501 of Regulation Crowdfunding; there is no additional catch-all exemption available for transfers of this Note or the Securities during that period.

(h) Transfer of Notes. This Note may be transferred only upon surrender to the Company for registration of transfer, duly endorsed or accompanied by a duly executed instrument of transfer satisfactory to the Company, subject at all times to Section 9(g). Interest and principal will be paid solely to the registered Holder, and such payment fully discharges the Company's obligations to that extent.

(i) Waiver of Jury Trial. EACH PARTY WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS NOTE, THE SECURITIES, OR THE SUBJECT MATTER HEREOF.

(j) Limitation on Interest. In no event will interest charged, collected, or reserved under this Note exceed the maximum rate then permitted by applicable law; any excess will be credited as a payment of principal.

(k) Officers and Directors Not Liable. No manager, member, officer or director of the Company will be personally liable for any amounts due and payable under this Note.

(l) Board Approval. The Company represents that its managers or members, in the exercise of their fiduciary duties, have approved the Company's execution of this Note based on a reasonable belief that the principal provided is appropriate given the Company's financing objectives and financial situation, and that the Company intends to use the proceeds primarily for the operation of its business.

(m) Company Waiver. The Company waives demand, notice, presentment, protest, and notice of dishonor. No delay or omission by the Holder in exercising any right or remedy upon any breach or default will impair that right or remedy, nor be construed as a waiver of any breach or default or any acquiescence therein.

[Signature page follows]

SIGNATURE PAGE TO CONVERTIBLE PROMISSORY NOTE

IN WITNESS WHEREOF, the parties have executed this Note as of the Date Signed set forth on the first page.

THE COMPANY:

REFORGED GAMING LOUNGE, LLC

By: ______________________________

Name: Christopher Dugan

Title: Founder & Chief Executive Officer

Address for Notice: ____

THE HOLDER:

(if an individual)

Signature: ______________________________

Print Name: ______________________________

(if an entity)

Entity Name: ______________________________

By: ______________________________

Name: ______________________________

Title: ______________________________

Address: ____

Email: ______________________________

SCHEDULE A – INVESTMENT AND BONUS DETERMINATION

Purchase Amount / Principal Amount: $__________________

Closing Date: __________________

Active VentureSouth Member as of the Closing Date (Y/N): ________

Active Vicinity Venture Club Member as of the Closing Date (Y/N): ________

Membership Bonus (Section 4.5(b): higher of the two above, if any; 10%, 5%, or None): __________

Investment Size Bonus (Section 4.5(c): None / 5% / 10%): __________

Aggregate Bonus Percentage (Membership Bonus plus Investment Size Bonus): ______%

Reforged Gaming Lounge LLC (the “Company”) a South Carolina Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Years ended December 31, 2025 & 2024

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Reforged Gaming Lounge LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in members equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Mongio and Associates
Miami, FL
October 21, 2026

Mongio and Associates

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	17,163	12,482
Total Current Assets	17,163	12,482
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	156,736	171,601
Right of Use Asset	135,478	204,296
Total Non-Current Assets	292,214	375,897
TOTAL ASSETS	309,377	388,379
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	32,749	14,060
Accrued Expenses	2,158	-
Notes Payable - Short Term Portion	24,005	-
Notes Payable - Related Parties	109,241	13,841
Operating Lease - Short Term Portion	46,887	43,529
Total Current Liabilities	215,040	71,430
Long-term Liabilities		
Notes Payable	286,350	269,069
Operating Lease - Long Term Portion	137,787	184,674
Total Long-Term Liabilities	424,137	453,743
TOTAL LIABILITIES	639,177	525,173
Commitments & Contingencies (Note 4)		
EQUITY		
Members Equity	(329,800)	(136,794)
Total Equity	(329,800)	(136,794)
TOTAL LIABILITIES AND EQUITY	309,377	388,379

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	156,825	9,238
Cost of Revenue	69,103	11,690
Gross Profit	87,722	(2,452)
Operating Expenses		
Advertising and Marketing	9,319	3,740
General and Administrative	139,309	62,618
Rent and Lease	59,514	44,336
Depreciation	38,565	20,981
Total Operating Expenses	246,707	131,675
Operating Income (loss)	(158,985)	(134,127)
Other Income		
Other	1,274	-
Total Other Income	1,274	-
Other Expense		
Interest Expense	35,295	2,667
Total Other Expense	35,295	2,667
Earnings Before Income Taxes	(193,006)	(136,794)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(193,006)	(136,794)

Statement of Cash Flows

	Year Ended December 31,	
	2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	(193,006)	(136,794)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	38,565	20,981
Operating Lease	25,289	23,907
Accounts Payable and Accrued Expenses	20,847	14,060
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	84,701	58,948
Net Cash provided by (used in) Operating Activities	(108,305)	(77,846)
INVESTING ACTIVITIES		
Fixed Assets	(5,221)	(192,582)
Net Cash provided by (used by) Investing Activities	(5,221)	(192,582)
FINANCING ACTIVITIES		
Proceeds from Notes Payables	22,807	269,069
Proceeds from Notes Payable - Related Party	95,400	13,841
Net Cash provided by (used in) Financing Activities	118,207	282,910
Cash at the beginning of period	12,482	-
Net Cash increase (decrease) for period	4,681	12,482
Cash at end of period	17,163	12,482
Supplemental Disclosure of Noncash Investing and Financing Activities		
Equipment acquired through financing	18,479	-

Statement of Changes in Member Equity

	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2024	-	-
Net Income (Loss)	(136,794)	(136,794)
Ending Balance 12/31/2024	(136,794)	(136,794)
Net Income (Loss)	(193,006)	(193,006)
Ending Balance 12/31/2025	(329,800)	(329,800)

Reforged Gaming Lounge LLC
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Reforged Gaming Lounge LLC ("the Company") was formed in South Carolina on February 8th, 2017. Prior to opening its brick-and-mortar location on November 16th, 2024, the Company engaged in limited gaming-related activities, with minimal operating expenses.

The Company operates a gaming and entertainment venue in North Charleston, South Carolina, combining PC gaming, modern and legacy console gaming, tabletop and trading card gaming, a full bar, and food service. Revenue is generated primarily from gaming access, food and beverage sales, and hosted private, community, and business events.

The Company is preparing a capital raise through Vicinity Ventures in 2026 pursuant to a crowdfunding offering under Regulation CF.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily from gaming services, food and beverage sales, and hosted events. Revenue is recognized when the Company satisfies its performance obligations, which occurs when gaming access is provided, food and beverages are delivered to customers, or contracted event services are performed.

The Company also generates incidental revenue from third-party artwork sales and social media content monetization. Revenue from these activities is recognized as the related performance obligations are satisfied.

Gift card proceeds are recorded as a liability until redeemed for goods or services. Discounts and refunds are recorded as reductions of revenue, and sales taxes collected are excluded from revenue.

Software Concentration

The Company relies on third-party software for gaming management and security. Management considers the software difficult to replace, and a prolonged disruption or loss of access could materially affect the Company's operations.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Equipment & Machinery	3-5	86,545	(24,824)	-	61,721
Furniture & Fixtures	5-7	35,195	(10,721)	-	24,473
Leasehold Improvements	6	94,542	(24,000)	-	70,542
Grand Total	**-**	**216,282**	**(59,545)**	**-**	**156,736**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

Income Taxes

The Company has elected to be taxed as an S corporation for federal income tax purposes. Accordingly, taxable income or loss is generally passed through to its shareholders, and no provision for federal income taxes has been recorded in the accompanying financial statements.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the Company's financial statements.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"). ASU 2025-05 simplifies credit loss calculations and permits the election of a practical expedient to assume that conditions as of the balance sheet date do not change for the remaining life of the asset when estimating credit losses on current accounts receivable and current contract assets under ASC 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the guidance and its impact on the financial statements.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"). ASU 2025-06 updates the accounting for costs related to the development of internal-use software to reflect the evolution of software development from a sequential to an agile development method by removing references to project stages in the existing guidance and requiring capitalization of software costs when management has authorized and committed to funding a software project and it is probable that the project will be completed and the software will be used as intended. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027. Early adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the guidance and its impact on the financial statements.

On September 29, 2025, the FASB issued an amendment of ASU No. 2025-07. *Derivatives and Hedging (Topic 815): Scope Refinements and Clarifications* ("ASU 2025-07"), to refine the scope of derivative guidance in ASC 815 and

clarify the accounting for share-based payments from a customer in ASC 606. The amendments expand the scope exception in ASC paragraph 815-10-15-59 for non-exchange-traded contracts with underlying's based on specific operations or activities, such as changes in revenue/earnings, or going-public, or achieving product milestones/regulatory approvals, or the occurrence of specific operational events. This change excludes certain contracts previously accounted for as derivatives from the scope of Topic 815. The amendments in ASU No. 2025-07 are effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual periods. Early adoption was permitted. The Company is currently evaluating the guidance and its impact on the financial statements.

Newly Adopted Accounting Pronouncements

On December 14, 2023, the FASB issued Income Taxes (Topic 740) ("ASU 2023-09"). This ASU requires the use of consistent categories and greater disaggregation in tax rate reconciliations and income taxes paid disclosures. These amendments were effective for fiscal years beginning after December 15, 2024. During 2025, the Company adopted the provisions of this updated accounting pronouncement prospectively.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's owners advanced funds to the Company to support operations totaling $109,241and $13,841 as of December 31st, 2025 and 2024. The loans do not accrue interest and are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

Litigation

The Company is involved in ongoing litigation with a former construction contractor concerning alleged defective work, project delays, and disputed billing. The contractor is seeking approximately $63,060 in damages, plus legal fees and costs, while the Company is pursuing counterclaims totaling approximately $77,653. Management, in consultation with legal counsel, believes a favorable outcome is likely and does not anticipate a material loss. The ultimate outcome remains uncertain, and no loss contingency has been accrued.

Leases

The Company leases its operating facility in North Charleston, South Carolina under a noncancelable operating lease. The lease commenced on February 1, 2024 and expires on July 31, 2029. The lease provides for an initial rent-free period through July 2024, followed by monthly base rent beginning at $4,255 with annual increases of approximately 3%. The lease also provides for a tenant improvement allowance of up to $27,700 and requires the Company to pay its proportionate share of certain property taxes, insurance, and common area operating costs.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ended 31-Dec-25
Operating lease expense	49,289
Total	49,289

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	51,700
ROU assets obtained in exchange for new operating lease liabilities	-
Weighted-average remaining lease term in years for operating leases	3.58
Weighted-average discount rate for operating leases	4%

Maturity Analysis	Operating
2026-12	53,251
2027-12	54,848
2028-12	56,495
2029-12	33,523
2030-12	-
Thereafter	-
Total undiscounted cash flows	198,117
Less: present value discount	(13,443)
Total lease liabilities	184,674

NOTE 5 – LIABILITIES AND DEBT

On April 16, 2024, the Company obtained a $327,000 SBA 7(a) loan from Pinnacle Bank to finance business startup costs. The loan bears interest at the Wall Street Journal prime rate plus 2.75%, adjusted quarterly, with an initial interest rate of 11.25%. Monthly principal and interest payments of $4,561 commenced April 5, 2025. The loan matures on February 16, 2035, is secured by substantially all business assets, and is personally guaranteed by the Company's members. As of December 31, 2025, the outstanding principal balance was $310,879, less unamortized debt issuance costs of $17,123, resulting in a net carrying amount of $293,756.

On June 4th, 2025, the Company entered into an equipment financing agreement with a third party, in the principal amount of $18,479. The agreement bears interest at 9.99% per annum, calculated on a 360-day basis, and requires 60 monthly payments of approximately $393 through June 2030. The balance was $16,599 as of December 31st, 2025.

The Company financed insurance premiums under arrangements serviced with a third party. In 2024, the Company received financing of $14,071 at a disclosed APR of 12%, and required ten monthly installments of $1,486 beginning September 20th, 2024. The amount was fully repaid in 2025.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	133,246
2027	26,805
2028	29,932
2029	33,424
2030	34,234
Thereafter	179,078

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership interests wholly owned by two members. Profits, losses, and distributions are generally allocated in accordance with the members' respective ownership interests.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 21, 2026, the date these financial statements were available to be issued.

During 2026, the Company received $29,900 in Square financing on April 7th and two $10,000 QuickBooks loans funded on September 1st, and October 8th.

The owners provided funding of approximately $82,408 to fund operations.

The Company is preparing a convertible-note offering through Vicinity Ventures, targeting proceeds of $250,000 to $1,000,000 for working capital and growth. The current working draft provides for unsecured notes bearing 8% annual simple interest, a December 1, 2029 maturity date with automatic conversion, a 20% conversion discount in a qualifying equity financing and a $5 million valuation cap. Qualifying investors may receive additional conversion units under membership and investment-size bonus provisions.

An HVAC unit failed in August of 2026 and was repaired on September 10th, 2026 at a cost of $3,700. The Company remained open, but elevated indoor temperatures adversely affected attendance. Management estimates business was approximately 25% below normal during the disruption and believes it contributed to weaker August and September sales. The associated revenue loss has not been separately quantified.

The Company's litigation with a former construction contractor remains ongoing as of October 9th, 2026, with discovery continuing and mediation anticipated.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.